UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IDI, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

44938L108

(CUSIP Number)

Joshua B. Weingard, Esq.

IDI, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

(561) 757-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44938L108	Page 2 of 9

1.	NAMES OF REPORTING PERSONS Michael Brauser
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 121,734(1)
	8.	SHARED VOTING POWER 3,024,191(2)
	9.	SOLE DISPOSITIVE POWER 121,734(1)
	10.	SHARED DISPOSITIVE POWER 3,024,191(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,145,925(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Does not include 75,000 shares underlying vested restricted stock units, which have not been delivered.
(2)	Includes (i) 2,061,945 shares held by Grander Holdings, Inc. 401K (“Grander”), of which Michael Brauser is the trustee; (ii) 954,116 shares held by Birchtree Capital, LLC of which Michael Brauser is the manager (“Birchtree”); and (iii) 8,130 shares held by an entity over which Michael Brauser exercises investment control. Excludes shares held by (a) any of the Separately Filing Group Members (as defined below) and (b) any other stockholder party to the Stockholders’ Agreement (as defined below) not filing a Schedule 13D, as to which Michael Brauser disclaims beneficial ownership. Does not include 250,000 shares underlying vested restricted stock units, which have not been delivered.
(3)	Based on 46,924,183 shares of the Company’s common stock outstanding as of March 24, 2016.

CUSIP No. 44938L108	Page 3 of 9

1.	NAMES OF REPORTING PERSONS Grander Holdings, Inc. 401K
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,061,945(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,061,945(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,061,945(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 2,061,945 shares held by Grander Holdings, Inc. 401K (“Grander”), of which Michael Brauser is the trustee. Excludes shares held by (i) any of the Separately Filing Group Members (as defined below) and (ii) any other stockholder party to the Stockholders’ Agreement (as defined below) not filing a Schedule 13D, as to which Michael Brauser disclaims beneficial ownership.
(2)	Based on 46,924,183 shares of the Company’s common stock outstanding as of March 24, 2016.

CUSIP No. 44938L108	Page 4 of 9

1.	NAMES OF REPORTING PERSONS Birchtree Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 954,116(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 954,116(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 954,116(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 954,116 shares held by Birchtree Capital, LLC of which Michael Brauser is the manager (“Birchtree”). Excludes shares held by (i) any of the Separately Filing Group Members (as defined below) and (ii) any other stockholder party to the Stockholders’ Agreement (as defined below) not filing a Schedule 13D, as to which Michael Brauser disclaims beneficial ownership.
(2)	Based on 46,924,183 shares of the Company’s common stock outstanding as of March 24, 2016.

CUSIP No. 44938L108	Page 5 of 9

Item 1. Security and Issuer.

This Schedule 13D is filed by Michael Brauser, Grander Holdings, Inc. 401K and Birchtree Capital, LLC (collectively, the “Reporting Persons”) with respect to shares of common stock, par value $0.0005 per share, of IDI, Inc., a Delaware corporation (the “Issuer”), formerly known as Tiger Media, Inc. and SearchMedia Holdings Limited, both successors to Ideation Acquisition Corp. (“Ideation”) and ID Arizona Corp. (“ID Arizona”). The principal executive offices of the Issuer are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of Michael Brauser, an individual residing in the State of Florida, Grander Holdings, Inc. 401K (“Grander”), a profit sharing plan incorporated in Florida, of which Mr. Brauser is the trustee, and Birchtree Capital, LLC (“Birchtree”), a Florida limited liability company, of which Mr. Brauser is the manager. Mr. Brauser is a party to the Stockholders’ Agreement with the Separately Filing Group Members (as defined below) and the Issuer, effective as of December 8, 2015, which agreement contains, among other things, certain voting agreements and limitations on the transfer of shares of Common Stock held by the parties to such agreement (the “Stockholders’ Agreement”). As a result, Mr. Brauser may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of Mr. Brauser and (i) Frost Gamma Investments Trust (“Frost Gamma”), Dr. Phillip Frost, as trustee of Frost Gamma, (ii) Matthew Conlin and (iii) Ryan Schulke (collectively, the “Separately Filing Group Members”). It is the understanding of Mr. Brauser that the Separately Filing Group Members are each filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act.

The principal business address of the Reporting Persons is 2650 North Military Trail, Suite 300, Boca Raton, FL 33431. Mr. Brauser’s principal occupation is Executive Chairman of the Issuer and Manager of Marlin Capital Partners, LLC, a private investment company. Mr. Brauser is a United States citizen.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 21, 2015, the Issuer completed the TBO Merger (as defined below), pursuant to the terms and conditions of the Merger Agreement and Plan of Reorganization, as amended (the “TBO Merger Agreement”) dated as of December 14, 2014, as amended, by and among the Issuer, The Best One, Inc. (“TBO”), TBO Acquisition, LLC, a direct wholly owned subsidiary of the Issuer, and Derek Dubner, solely in his capacity as representative of the TBO shareholders (the “TBO Merger”). In connection with the TBO Merger, the Reporting Persons received 2,985,061 shares of Series A Non-Voting Convertible Preferred Stock (the “Series A Preferred”) of the Issuer in the aggregate, of which 2,174,962 shares were issued at the closing of the TBO Merger and 810,099 shares were issued on March 11, 2016 as an earn out once certain revenue targets were achieved as set forth in the TBO Merger Agreement.

CUSIP No. 44938L108	Page 6 of 9

On November 16, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Fluent Merger Agreement”) by and among the Issuer, Fluent Acquisition I, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), Fluent Acquisition II, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Co”), Fluent, Inc., a Delaware corporation (“Fluent”) the sellers of the Issuer (“Sellers”), and Ryan Schulke, as the representative of each Seller (the “Representative”). The Issuer, Merger Sub, Merger Co, Fluent, the Sellers, and the Representative are sometimes referred to herein collectively as the “Parties” and each individually as a “Party.”

The Parties completed the Acquisition (as defined below) (the “Closing”) on December 9, 2015 to be effective as of December 8, 2015 (the “Effective Time”). At the Closing, Merger Sub merged with and into Fluent, with Fluent as the surviving entity (the “Initial Merger”). Following consummation of the Merger, the Issuer caused Fluent to consummate a subsequent merger (the “Subsequent Merger”), and together with the Initial Merger, (the “Acquisition”) with Merger Co, with Merger Co as the surviving entity. Immediately following the Subsequent Merger, Merger Co. changed its name to “Fluent, LLC” (“Fluent LLC”).

On December 8, 2015, in connection with the Acquisition, the Issuer entered into a bridge loan transaction with Mr. Brauser pursuant to which the Issuer received a $4.0 million bridge loan from Mr. Brauser in exchange for a bridge note and a grant of 400 shares of Issuer’s Series B Non-Voting Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred”) to the Reporting Person. Each share of Series B Preferred has automatically converted into 50 shares of the Issuer’s common stock, par value $0.0005 (the “Common Stock”) on February 22, 2016 (the “Series B Conversion Shares”).

On March 11, 2016, the Issuer amended the Certificate of Designation of the Series A Preferred to provide for the conversion of the Series A Preferred into shares of the Issuer’s Common Stock on a one-for-one basis. As a result, on March 11, 2016, 2,985,061 shares of Series A Preferred of the Reporting Persons were deemed converted into an equal number of shares of the Issuer’s Common Stock (the “Series A Conversion Shares”) and the Series A Conversion Shares were issued to the Reporting Person on March 16, 2016.

Item 4.	Purpose of Transaction.

The information regarding the TBO Merger and the Acquisition in Item 3 is incorporated herein by reference.

Other than as described above, the Reporting Persons do not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons are the beneficial owners of 3,145,925 shares of Common Stock of the Issuer, representing 6.7% of the Issuer’s Common Stock. The percentage of beneficial ownership is based upon 46,924,183 shares of Common Stock outstanding as of March 24, 2016.

Mr. Brauser and the Separately Filing Group Members may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly Mr. Brauser and the Separately Filing Group Members may collectively beneficially own 67.7% of the 46,924,183 shares of Common Stock outstanding as of March 24, 2016. Shares of Common Stock listed as beneficially owned by the Reporting Persons excludes (i) shares of Common Stock held by any of the Separately Filing Group Members and (ii) any other stockholder party to the Stockholders’ Agreement not filing a Schedule 13D, as to which the Reporting Persons disclaim beneficial ownership.

CUSIP No. 44938L108	Page 7 of 9

(b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

(c) Transactions in the Issuer’s securities affected by the Reporting Persons during the past sixty days:

The information set forth above in Item 3 is incorporated herein by reference.

On January 26, 2016, the Reporting Persons purchased an aggregate of 2,000 shares of the Issuer’s Common Stock for $4.476 per share.

On February 10, 2016, the Reporting Persons purchased an aggregate of 7,500 shares of the Issuer’s Common Stock in multiple transactions at prices ranging from $4.36 to $4.50, with a weighted average price per share of $4.45.

On February 16, 2016, the Reporting Persons purchased an aggregate of 5,000 shares of the Issuer’s Common Stock in multiple transactions at prices ranging from $4.67 to $4.75, with a weighted average price per share of $4.70.

On February 18, 2016, the Reporting Persons purchased an aggregate of 2,000 shares of the Issuer’s Common Stock for $4.70 per share.

On February 25, 2016, the Reporting Persons purchased an aggregate of 4,500 shares of the Issuer’s Common Stock in multiple transactions at prices ranging from $4.4805 to $4.5565, with a weighted average price per share of $4.52.

On March 2, 2016, the Reporting Persons purchased an aggregate of 1,000 shares of the Issuer’s Common Stock for $4.98 per share and 3,000 shares of the Issuer’s Common Stock for $4.97 per share.

On March 15, 2016, the Reporting Persons purchased an aggregate of 4,000 shares of the Issuer’s Common Stock in multiple transactions at prices ranging from $4.85 to $5.03, with a weighted average price per share of $4.95.

On March 16, 2016, the Reporting Persons purchased an aggregate of 2,500 shares of the Issuer’s Common Stock for $4.81 per share.

On March 28, 2016, the Reporting Persons purchased an aggregate of 4,000 shares of the Issuer’s Common Stock in multiple transactions at prices ranging from $4.89 to $4.92, with a weighted average price per share of $4.91.

There were no additional transactions in the last 60 days.

(d)-(e) Not applicable.

CUSIP No. 44938L108	Page 8 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

At the Effective Time, in connection with the Fluent Merger, the Issuer entered into the Stockholders’ Agreement with Sellers and Frost Gamma, James Reilly, Derek Dubner, Marlin Capital Investments, LLC, and Mr. Brauser, solely in their respective capacities as principal stockholders of the Issuer, pursuant to which the parties thereto agree to vote in a certain manner on specified matters, including the agreement to vote in favor of each party’s duly approved nominees for the Issuer’s board of directors. In addition, the Issuer was required to obtain the consent of the Sellers holding a majority of the Series B Preferred held by all Sellers before effecting certain capital transactions of the Issuer or taking certain compensation action with respect to certain employees of Fluent until such time that the Series B Conversion Shares were issued.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of March 29, 2016, by and among the Reporting Persons.

Exhibit 99.2	Agreement and Plan of Merger dated as of November 16, 2015, by and among IDI, Inc., Fluent, Inc., the existing stockholders of Fluent, Inc., Fluent Acquisition I, Inc., Fluent Acquisition II, LLC and Ryan Schulke, solely in his capacity as representative of Sellers (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed November 19, 2015).

Exhibit 99.3	Amendment No. 1 to Agreement and Plan of Merger dated December 8, 2015, by and among IDI, Inc., Fluent, Inc., the existing stockholders of Fluent, Inc., Fluent Acquisition I, Inc., Fluent Acquisition II, LLC and Ryan Schulke, solely in his capacity as representative of Sellers (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed December 10, 2015).

Exhibit 99.4	Stockholders’ Agreement, dated as of December 8, 2015, by and among IDI, Inc., the former stockholders of Fluent, Inc., Frost Gamma Investments Trust, James Reilly, Derek Dubner, Marlin Capital Investments, LLC and Michael Brauser (incorporated by reference to Exhibit 4.8 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2015).

Exhibit 99.5	Merger Agreement and Plan of Reorganization by and among The Best One, Inc., Tiger Media, Inc., TBO Acquisition, LLC, and Derek Dubner, solely in his capacity as representative, dated December 14, 2014 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 6-K filed December 18, 2014).

Exhibit 99.6	First Amendment to Merger Agreement and Plan of Reorganization by and among The Best One, Inc., Tiger Media, Inc., TBO Acquisition, LLC, and Derek Dubner, solely in his capacity as representative, dated December 18, 2014 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 6-K filed December 18, 2014).

Exhibit 99.7	Second Amendment to Merger Agreement and Plan of Reorganization by and among The Best One, Inc., Tiger Media, Inc., TBO Acquisition, LLC, and Derek Dubner, solely in his capacity as representative, dated February 13, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 6-K filed on February 13, 2015).

CUSIP No. 44938L108	Page 9 of 9

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2016	By:	/s/ Michael Brauser
Michael Brauser

GRANDER HOLDINGS, INC. 401K

Dated: March 29, 2016	By:	/s/ Michael Brauser
Michael Brauser, Trustee

BIRCHTREE CAPITAL, LLC

Dated: March 29, 2016	By:	/s/ Michael Brauser
Michael Brauser, Manager